FOR IMMEDIATE RELEASE

Cimetrix Announces Third Quarter 2011 Financial Results
Solid Growth in Services and New Design Wins Positions Company for Industry Rebound

SALT LAKE CITY, UT — November 10, 2011— Cimetrix Incorporated (OTCQB: CMXX, www.cimetrix.com), a leading provider of factory connectivity and equipment control software solutions for the global semiconductor, photovoltaic, LED, and other electronics industries, today reported financial results for its third quarter and nine months ended September 30, 2011 as follows:

Third Quarter 2011 Financial Results Highlights

•	Total revenue declined 32% year-over-year to $1,769,000 from $2,610,000 (revenue increased by 10% year-over-year excluding the special $1 million sale in the third quarter of 2010)
•	Compared to the second quarter of 2011, total revenue decreased 22%
o	Software revenue decreased 31% to $1,171,000 from $1,698,000
o	Professional Services revenue increased 5% to $598,000 from $571,000
•	Professional Services revenue increased 151% year-over-year
Net income for the third quarter was $3,000, the ninth consecutive quarter of profitability

Nine Month 2011 Financial Results Highlights:

•	Total revenue increased 17% year-over-year to $6,091,000 from $5,194,000
•	Total software revenue decreased 2% year-over-year to $4,539,000 from $4,609,000
•	Professional Services revenue increased 165% to $1,552,000 from $585,000
•	Net income was $518,000, compared to net income of $1,890,000 in the first nine months of 2010

Management Comments:

“The Cimetrix strategy to diversify into new markets and to add more value to our customers through equipment control products is working,” said Bob Reback, President and CEO of Cimetrix. “That strategy has enabled us to increase our service revenue to offset the periodic decline in software revenue from machine shipments, which we know can experience significant quarter-to-quarter variations. Professional Services work is a key software engineering capability that assists customers developing new equipment, which will lead to future, higher margin run-time license revenue.

“The industry-wide slowdown in equipment orders led to a decline of almost 40% in new software license revenue in the third quarter. We responded quickly to these market conditions, and were able to maintain profitability while continuing to invest in our software products. That has allowed us to support both our current customers as well as the development of our next generation products. We expect to maintain profitability during this down cycle. In addition, we are winning new customers for both our factory connectivity and our equipment control products, which we believe positions us well for significant growth once the market turns up. With a secure cash position, no debt, and a strong and growing customer base, we are executing in the short term and poised for continued growth in the long term.”

Third Quarter 2011 Customer and Product Development Highlights:

•
Cimetrix achieves its ninth consecutive quarter of profitability. Even with the rapid downturn in the capital equipment markets for the semiconductor, solar and LED industries, which saw Cimetrix new software licenses decline 38% quarter-to-quarter, Cimetrix’s new business model enabled the Company to maintain profitability while continuing to invest in its  product portfolio.

•
Major increase in revenue from Professional Services. Service revenue for the first nine months of 2011 more than doubled to $1,552,000 compared to the $585,000 for the first nine months of 2010. Cimetrix Professional Services delivers vital support to our customers as they develop and deploy new systems worldwide. That success will lead to long-term growth in runtime licenses associated with the equipment shipments. Included in third quarter services revenue are three equipment control projects using CIMControlFramework™ to be used for high-volume applications.

•
New connectivity design wins. The Company secured five design wins for factory connectivity products from new customers developing semiconductor production and testing equipment. One of those design wins was for an innovative new application that will be used by one of the world’s largest semiconductor manufacturers. In addition, Cimetrix continues to work with some of the world’s largest semiconductor capital equipment makers to support EDA/Interface A installations for two of the industry’s highest volume semiconductor manufacturers.

About Cimetrix Incorporated

Cimetrix (OTCQB & OTCBB: CMXX) develops and supports factory automation software products for the global semiconductor, photovoltaic, LED, and other electronics industries. Cimetrix factory connectivity software allows for rapid and reliable implementation of the SEMI SECS/GEM, GEM300, PV2, and EDA standards. Our flexible equipment control framework software is the latest technology that enables equipment suppliers to design and implement their supervisory control, material handling, operator interface, platform and process control, and automation requirements of manufacturing facilities. Cimetrix products can be found in virtually every 300mm semiconductor factory worldwide and include CIMControlFramework™, CIMConnect™, CIM300™, and CIMPortal™. The added value of Cimetrix passionate Support and Professional Services delivers an outstanding solution for precision equipment companies worldwide.

Cimetrix is an active member of Semiconductor Equipment and Materials International (SEMI), including the SEMI PV Group, and participates in various International SEMATECH Manufacturing Initiative (ISMI) programs.

For more information, please visit www.cimetrix.com.

Safe Harbor Statement:

The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to recovery of the economic markets into which the Company sells products, increased capital expenditures by semiconductor chip manufacturers, market acceptance of the Company’s products, the timing and degree of adoption of Interface A by the semiconductor industry, the ability of the Company to control its costs associated with providing products and services, the mix between products and services (which generally have higher associated costs of revenue) provided by the Company, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission.  Many of these factors are beyond the control of the Company.  Reference is made to the Company's most recent filing on Form 10-K, which further details such risk factors.

# # #

Company Contact	Investor Contact
Rob Schreck	Jordan Darrow
Cimetrix, Incorporated	Darrow Associates, Inc.
Phone: (801) 256-6500	Phone: (631) 367-1866
Fax: (801) 256-6510	jdarrow@darrowir.com
rob.schreck@cimetrix.com

CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Condensed Balance Sheets

	September 30, 2011	December 31,
ASSETS	(Unaudited)	2010
Current assets:
Cash	$843,000	$1,559,000
Accounts receivable, net	916,000	673,000
Prepaid expenses and other current assets	60,000	33,000
Total current assets	1,819,000	2,265,000

Property and equipment, net	126,000	100,000
Goodwill	64,000	64,000
Other assets	20,000	20,000

	$2,029,000	$2,449,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$316,000	$332,000
Accrued expenses	339,000	570,000
Deferred revenue	232,000	237,000
Current portion of notes payable and capital lease obligations	-	5,000
Total current liabilities	887,000	1,144,000

Long-term liabilities:
Notes payable - related parties, net	-	396,000
Long-term portion of notes payable	-	376,000
Total long-term liabilities	-	772,000

Total liabilities	887,000	1,916,000

Commitments and contingencies

Stockholders’ equity:
Common stock; $.0001 par value, 100,000,000 shares
authorized, 45,234,256 and 44,842,767 shares issued,
respectively	4,000	4,000
Additional paid-in capital	33,579,000	33,488,000
Treasury stock, 25,000 shares at cost	(49,000)	(49,000)
Accumulated deficit	(32,392,000)	(32,910,000)
Total stockholders’ equity	1,142,000	533,000

	$2,029,000	$2,449,000

CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Condensed Statements of Operations
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
Revenues:
New software licenses	$922,000	$2,131,000	$3,853,000	$3,989,000
Software license updates and product support	249,000	241,000	686,000	620,000
Total software revenues	1,171,000	2,372,000	4,539,000	4,609,000
Professional services	598,000	238,000	1,552,000	585,000

Total revenues	1,769,000	2,610,000	6,091,000	5,194,000

Operating costs and expenses:
Cost of revenues	872,000	373,000	2,653,000	976,000
Sales and marketing	257,000	327,000	809,000	734,000
Research and development	331,000	216,000	1,051,000	459,000
General and administrative	288,000	413,000	990,000	1,038,000
Depreciation and amortization	13,000	7,000	36,000	20,000

Total operating costs and expenses	1,761,000	1,336,000	5,539,000	3,227,000

Income from operations	8,000	1,274,000	552,000	1,967,000

Other income (expenses):
Interest income	1,000	-	3,000	-
Interest expense	(6,000)	(23,000)	(37,000)	(77,000)

Total other expenses, net	(5,000)	(23,000)	(34,000)	(77,000)

Income before income taxes	3,000	1,251,000	518,000	1,890,000

Provision for income taxes	-	-	-	-

Net income	$3,000	$1,251,000	$518,000	$1,890,000

Net Income per common share:
Basic	$0.00	$0.03	$0.01	$0.04
Diluted	$0.00	$0.03	$0.01	$0.04

Weighted average number of shares
outstanding:
Basic	45,318,000	45,386,000	45,178,000	46,564,000
Diluted	46,374,000	46,817,000	46,577,000	47,744,000